Exhibit 99.1

Itaú Corpbanca Announces First Quarter 2017 Management Discussion & Analysis Report

Santiago, Chile, April 28, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report for the first quarter ended March 31, 2017.

In order to allow for comparison with previous periods, historical pro forma data of the consolidated, combined results of Banco Itaú Chile ("Itaú Chile") and Corpbanca -deconsolidating our former subsidiary SMU Corp S.A. (which after the merger was no longer considered strategic) and excluding non-recurring events- is presented in this Management Discussion & Analysis report. The pro forma income statement for the periods prior to the second quarter of 2016 has been calculated as if the merger of Itaú Chile with and into Corpbanca occurred on January 1, 2015.

The pro forma information presented in this report is based on (i) the combined consolidated historical unaudited financial statements of each of Corpbanca and Itaú Chile, as filed with the "Superintendencia de Bancos e Instituciones Financieras" ("SBIF"), (ii) the deconsolidation of SMU Corp S.A. unaudited financial statements, as filed with the SBIF and (iii) the exclusion of non-recurring events.

The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and Corpbanca could have been had the acquisition occurred as of January 1, 2015.

For more information, please refer to the following link:

http://www.capitallink.com/press/2017_Q1_Earnings_Release.pdf

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 28, 2017, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.3% market share.

As of January 31, 2017, according to the Colombian Superintendency of Finance, Corpbanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 5.4%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-2555 / IR@corpbanca.cl

1Q 2017
Management Discussion & Analysis

CONTENTS

03	Management Discussion & Analysis

05	Executive Summary
14	Income Statement and Balance Sheet Analysis
	15	Managerial results - Breakdown by country
	17	Managerial results - Breakdown for Chile
	27	Managerial results - Breakdown for Colombia
	37	Balance Sheet
	39	Solvency Ratios

41	Additional Information

This report is based on Itaú CorpBanca audited financial statements for 1Q'17 and 4Q'16 and unaudited financial statements for 1Q'16, all of them prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2017 of Ch$662.26 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF.

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Itaú CorpBanca Pro forma Information
Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (Itaú Chile) with and into CorpBanca, which was consummated on April 1, 2016 ("the Merger"). After the Merger, the surviving entity's name changed to "Itaú CorpBanca". The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.
Additionally, after the Merger our investment in SMU Corp S.A. ("SMU Corp") was no longer considered strategic. Therefore, the status of this investment changed to "available for sale" for accounting purposes. In 2016, the Bank estimated that the sale of Itaú CorpBanca´s investment in SMU Corp was highly likely1. Therefore, in accordance with standard N° 5 of IFRS as of June 30, 2016 SMU Corp ceased to be consolidated in the Financial Statements of Itaú CorpBanca. SMU Corp was a joint venture with SMU S.A. ―SMU is a retail business holding company controlled by CorpGroup― whose sole and exclusive purpose was the issuance, operation and management of "Unimarc" credit cards to customers of supermarkets associated with SMU.
In order to allow for comparison with previous periods, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp and excluding non-recurring events is presented in this Management Discussion & Analysis report ("MD&A Report"). The pro forma income statement for the periods prior to the second quarter of 2016 has been calculated as if the Merger occurred on January 1, 2015. The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBan-ca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.
1On January 30, 2017, Itaú CorpBanca announced the transfer of all of its shares in SMU Corp.
We present below pro forma financial information and operating information of Itaú CorpBanca in order to allow analysis on the same basis of comparison as the financial information presented as of March 31, 2017 and for the three months ended March 31, 2017.

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$26,339 million in the first quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income attributable to shareholders of Ch$24,414 million for the period.

Non-Recurring Events
(a)	Restructuring costs: One-time integration costs.
(b)	Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c)
Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.

(d)	SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net income.
(e)	Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f)	Amortization of Intangibles generated through business combina-tions: Amortization of intangibles arising from business combination, such as costumer relationships.
(g)	Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h)
Sale / revaluation of investments in companies: Refers to the sale of the participation in Sifin S.A. in 2015 and the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia.

Managerial Income Statement
For the managerial results, we apply the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF and the deconsolidation criteria for SMU Corp. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation").

Additionally, we adjust for non-recurring events (as previously detailed) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and then reclassi-fied to the Net Financial transaction. For tax purposes, the "Servicio de Impuestos Internos" (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. As we have to translate the valuation of this investment from U.S. to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.
In the first quarter of 2017, the Chilean peso depreciated 3.1% against the Colombian peso compared with a appreciation of 2.2% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.
Starting from the 4Q'16 MD&A we introduced changes in the managerial results that the management believes provide a better reading of the results and a better basis for comparison with historical pro forma and market data. These changes include the addition of the amortization reversal of intangibles generated through business combinations, a non-cash expense arising from the accounting treatment of the merger as reverse acquisition pursuant to the standard N°3 of the IFRS, as a non-recurring result.
Changes to the Managerial Income Statement since 4Q'16

Additionally, it includes the adoption of managerial reclassifications, complementary to the tax effect of hedge described above, that is related to (i) the adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions; (ii) the reclassification of FX hedge positions of US$ denominated provisions for loan losses to result from loan losses; (iii) the reclassification of country-risk provisions to result from loan losses; (iv) some legal and notary costs from administrative expenses to net fee and commission income; and since 1Q'17 (v) provi-sions for assets received in lieu of payment from net other operating income to result from loan losses.

Accounting and Managerial Income Statement reconciliation for the past two quarters is presented below.

We present below the managerial income statements with the adjustments presented on the previous page:

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 8:

The recurring net income for the first quarter of 2017 amounted to Ch$26,339 million, representing an increase of Ch$75,850 million from the previous quarter and an increase of Ch$23,001 million from the same period of the previous year.
The main positive highlights in the quarter when compared to the previous quarter were the 46.7% decrease in provision for loan losses due to corporate clients credit risk ratings upgrades, higher net total financial transactions partly boosted by a decrease in monetary policy interest rates both in Chile and Colombia and 11.0% decrease in administrative expenses.
These positive highlights were partly offset by the 2.3% decrease in net interest income, the 14.6% decrease in other operating income net and 3.1% increase in personnel expenses.
Return on Average Equity
The annualized recurring return on average equity ex-goodwill reached 6.4% in the first quarter of 2017,18.2 percentage points up when compa-red to previous quarter. Pro forma shareholders' equity ex goodwill and ex intangibles from business combination totaled Ch$1,648 billion, 0.9% increase from the previous quarter. In this quarter, shareholders' equity was benefited by the increase in retained earnings in the period.
Annualized recurring return on average assets ex goodwill and ex intangibles from business combination reached 0.4% in the first quarter of 2017, up 109 basis points from the previous quarter.

In the first quarter of 2017, net operating profit before loan losses, -representing net interest income, net fee and commission income, net total financial transactions and other operating income, net-totaled Ch$243,663 million, a 7.4% increase from the previous quarter and a 1.5% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.
Net Interest Income
The net interest income for the first quarter of 2017 totaled Ch$183,876 million, a decrease of Ch$4,393 million when compared to the previous quarter, mainly due to (i) lower volume of interest earning assets; (ii) lower indexed yield; and (iii) lower accrual period, with two calendar days less when compared to the previous quarter.
Our net interest margin reached 3.1% in this quarter, an increase of 9 basis points when compared to the previous quarter and an increase of 14 basis points when compared to the same quarter last year. The increases are higher when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 2.9% in the first quarter of 2017 compared to 2.8% and to 2.6% in the fourth and first quarters of 2016.

Commissions and fees decreased 0.6% when compared to the previous quarter, mainly due to a middling commercial activity. Compared to the first quarter of 2016, these revenues decreased 1.5%, mainly due a shift to more recurring commissions affecting the current base for comparison purposes.

The result from loan losses, net of recoveries of loans written-off as losses, decreased 46.7% from the previous quarter, totaling Ch$75.941 million in the quarter. This improvement was mainly due to client risk ratings upgrades of corporate clients. Additionally, the recovery of loans written-off as losses decreased 8.4% from the previous quarter.

In the first quarter of 2017, the efficiency ratio reached 60.4%, an improvement of 7.5 percentage points from the previous quarter, mainly due to lower administrative expenses and higher net operating profit.

In the first quarter of 2017, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 91.5%, an improve-ment of 39.2 percentage points from the previous quarter. This was primarily due to the aforementioned improvement in the efficiency ratio along with lower provisions for loan losses in the period, as previously described.

As of March 31, 2017, Ch$7,684 million of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 2.5% in this quarter, mainly due to the apreciation of the Chilean peso against the U.S. dollar.

By the end of the first quarter of 2017, our total consolidated NPL ratio for operations 90 days overdue reached 1.79%, an increase of 11 basis points from the previous quarter and of 39 basis points from the same period of 2016.

The NPL ratio for mortgage loans also increased by 19 basis points (from 2.19% to 2.38%) from the previous quarter mainly driven by the economic slowdown. The NPL ratio also increased by 11 basis points for commercial loans from 1.52% to 1.63% compared to the previous quarter.

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Managerial results - Breakdown by country

In this section, we present and analyze our results from the operations in Chile and in Colombia separately 1Q'17, 4Q'16 and 1Q'16:

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects, as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on the pro forma information, please refer to page 5 of this report.

The Accounting and Managerial Income Statement reconciliation for 1Q'17, 4Q´16 and 1Q'16 is presented below:

Managerial reclassifications:
(a) Cost of investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia booked in Chile.
(b)  Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia booked in Chile.

Managerial Results - Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on page 16:

Net Interest Income

In the first quarter of 2017, the Net Interest Income totaled Ch$1 32,411 million, a 3.0% decrease compared to the previous quarter.
Compared to the same period of the previous year, the Net Interest Income decreased 1.3%.

1Q17 versus 4Q16

Our Net Interest Income in the first quarter of 2017 presented a decrease of Ch$4,141 million, or 3.0% when compared to the fourth quarter of 2016. This decrease is explained mainly by a lower accrual period, with two calendar days less when compared to the previous quarter as well as a lower volume of interest earning assets. This was partially offset by a marginal improvement in our spreads.

As a consequence of these effects, our Net Interest Margin presented an increase of 4 basis point to 3.0% in the quarter, or an increase of 14 basis points to 2.7% when excluding inflation-indexation effects.

1Q17 versus 1Q16

When compared to the first quarter of 2016, our Net Interest Income declined Ch$1 ,794 million, or 1.3%. The main drivers for this decrease are lower volume of interest earning assets and lower inflation in the quarter when compared to the same period of the previous year. The UF (Unidad de Fomento), the official inflation-linked unit of account, in-creased 0.47% in the first quarter of 2017 compared to an increase of 0.71% in the first quarter of 2016. On the other hand, this was partially offset by the marginal improvement in the cost of funding that has been perceived since the Merger on April 1st, 2016.

Excluding the inflation–indexation effects, our net interest margin presented 43 basis point improvement, better than the Chilean financial system, reflected in our debt spreads.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented below:

At the end of the first quarter of 2017, our total consolidated credit portfolio in Chile reached Ch$15.9 trillion, a decrease of 0.6% from the previous quarter and of 2.4% from the first quarter of the previous year.
Retail loan portfolio reached Ch$4.8 trillion at the end of the first quarter of 2017, an increase of 1.3% compared to the previous quarter. Consumer loans reached Ch$1.4 trillion, up 1.5% compared the previous quarter. Residential mortgage loans reached Ch$3.4 trillion at the end of the first quarter of 2017, an increase of 1.2% compared to the previous quarter and of 3.4% compared to the twelve-month period. The trend in residential mortgage loans is shifting to focus on cross-selling to our customer base.
On the other hand, wholesale loan portfolio decreased 1.3% in the first quarter of 2017, totaling Ch$11.1 trillion. Changes in this portfolio were mainly driven by a decrease in commercial loans. This decrease was mainly due to lower credit demand from companies as a result of a more challenging economic environment.

Net Provision for Loan Losses - Breakdown for Chile

    In the first quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written-off as losses) totaled Ch$38,336 million, a 57.0% decrease from the previous quarter, driven by a decrease in provision expenses due to corporate clients credit ratings upgrades.
Provision for loan losses decreased 43.9% compared to the first quarter of 2016 reflecting the aforementioned corporate credit upgrades and previous credit risk alignment. The recovery of loans written-off as losses increased 30.9% from the fourth quarter of 2016.
Provision for Loan Losses and Loan Portfolio
At the end of the first quarter of 2017, our provision for loan losses over loan portfolio decreased to 1.0% from 2.2% compared to the previous quarter and from 1.7% for the first quarter of last year reflecting the slowdown in economic growth in 2016 and the review of our credit portfolio with a more conservative approach. The latter has reduced our credit expenses aligning them to our historical trend.

As of March 31, 2017, our loan portfolio decreased 0.6% from December 31, 2016, reaching Ch$15,924 million, whereas the allowance for loan losses increased 2.8% in the quarter, totaling Ch$341,891 million. The ratio of allowance for loan losses to loan portfolio went from 2.06% as of December 31, 2016 to 2.15% as of March 31, 2017, an increase of 9 basis points.

The portfolio of credits 90 days overdue increased 12.5% from December 31, 2016 and increased 23.8% from the same period of the previous year, driven by an increase in both the wholesale and the retail segments.

The NPL ratio of credits 90 days overdue increased 21 basis points compared to the previous quarter, and reached 1.77% by the end of March of 2017. Compared to the same period of 2016, the ratio increased 38 basis points.

In December 2016, the NPL ratio over 90 days for consumer loans was flat at 2.10%. The NPL ratio for mortgage loans also increased by 19 basis points (from 2.22% to 2.41%) from the previous quarter mainly driven by the econo-mic slowdown.

The NPL ratio also increased by 23 basis points for commercial loans from 1.30% to 1.53% compared to December 2016

As of March 31, 2017, the 90-days coverage ratio reached 121%, 12 percentage points down from the previous quarter reflecting that in previous quarters provisions anticipated potential overdue in our portfolio.

Compared to March 31, 2016, the total 90-days coverage ratio decreased 4 percentage points.

In the first quarter of 2017, the loan portfolio write-off totaled Ch$29.1 billion, a 4.7% increase compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 0.73%, up 4 basis points compa-red to the fourth quarter of 2016.

In this quarter, income from recovery of loans written-off as losses increased Ch$1,268 million, or 30.9%, from the previous quarter.
In a 12-month period, the income from recovery of loans written-off as losses in-creased Ch$1,463 million, or 37.4%, compared to the same period of the previous year, reflecting the economic slowdown.
In the first quarter of 2017, the NPL Creation, reached Ch$60.4 billion up 31.8% compared to the previous period.

In the first quarter of 2017, the total NPL Creation coverage reached 72%, which means that the provision for loan losses in the quarter was lower than the NPL Creation. The trend reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to the overdue.

Commissions and Fees Chile

In the first quarter of 2017, commissions and fees amounted to Ch$32,117 million, an increase of 1.5% from the previous quarter. Increase in all commission lines was partly offset by the decrease in insurance brokerage fees. Compared to the first quarter of 2016, these revenues increased 6.6%, mainly driven by higher fees from structuring project financing and syndicated loans.

Total Financial Transactions, net

In the first quarter of 2017, net total financial transactions position amounted Ch$12,120 million, a Ch$19,312 million increase from the previous quarter and a Ch$11,202 increase from the first quarter of 2016, due to lower losses with mark to market of credit valuation adjustments (CVA) derivatives and higher trading gains. This was partially offset by the decrease in the sale of loan portfolio that are usually concentrated in the last quarter of the year.

Operating expenses totaled Ch$97,185 million in the first quarter of 2017, decreasing 6.4% when compared to the fourth quarter of 2016. This decrease is mostly explained by lower administrative expenses, due to lower data proces-sing and telecommunication expenses and the concentration of some third party services expenses in the fourth quarter of 2016, as well as a reduction in personnel expense.
Personnel Expenses
Personnel expenses totaled Ch$44,532 million in the first quarter of 2017, a 1.6% decrease when compared to the previous quarter. This decrease reflects the reduction in headcount taken in the last months of 2016, leading to lower salaries expense and lower severance costs in this quarter.
Number of Employees
The total number of employees was 5,902 at the end of the first quarter of 2017 compared to 5,904 in the fourth quarter of 2016 and 6,215 at the end of the first quarter of 2016, a 5.0% reduction in headcount in twelve months.

Administrative Expenses
Administrative expenses amounted to Ch$ 45,756 million in the first quarter of 2017, a 10.8% decrease when compared to the previous quarter. As previously mentioned, this decrease was influenced by to lower data proce-ssing and telecommunication expenses and the concentration of some third party services expenses in the fourth quarter of 2016, such as auditing and consultancy services.
Depreciation and Amortization

Depreciation and amortization expenses totaled Ch$6,897 million in the first quarter of 2017, 5.1% decrease when compared to the fourth quarter of 2016. This is explained by the decrease of impairment charges. When com-pared to the first quarter of 2016, there was 8.7% increase due to the larger base of intangible assets on the balance sheet.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Chile

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the first quarter of 2017, efficiency ratio reached 56.5%, a decrease of 9.7 percentage points compared to the fourth quarter of 2016. This decrease was mainly due to lower administrative expenses of 10.8%, and higher net operating profit before loan losses of 9.8%.
When compared to the first quarter of 2016, the efficiency ratio decreased 3.7 percentage points, mostly explained by the decrease in personnel expenses of 8.3% and an increase in net operating profit during the period of 46.9%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan los-ses, reached 78.7% in the first quarter of 2017, a decrease of 44.3 percentage points compared to the previous quarter, mainly as a result of the decrease in administrative expenses and lower provisions for loan losses in the period.
When compared to the first quarter of 2016, the risk-adjusted efficiency ratio increased 24.4 percentage points mainly due to the decrease in personnel ex-penses and the increase of net operating profit.

Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Chile
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Branches
As of March 31, 2017 we had 224 branches in Chile, without changes since Legal Day One (April 1, 2016).
As part of our merger process, in the third quarter of 2016 we started the branch network migration with a pilot test of two offices. The pro-cess continued in the fourth quarter with 30 additional branches migra-ted. As a result, the brand composition has changed. The branch mi-gration will be completed by the end of 2017.
By the end of the first quarter of 2016, we operated in Chile 39 branch offices under "CorpBanca" brand, 95 under the "Itaú" brand and 56 branches under "Banco Condell" brand -our consumer finance division-. Additionally, we have one branch in New York.

Automated Teller Machines (ATMs)
By the end of the first quarter of 2017, the number of ATMs totaled 497 in Chile, without changes since Legal Day One. Additionally, our customers had access to over 7,700 ATMs in Chile through our agreement with Redbanc.

Managerial Results - Breakdown for Colombia

 Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on page 16:

Net Interest Income
In the first quarter of 2017, the Net Interest Income totaled Ch$54,893 million, a 2.6% decrease compared to the previous quarter.
Compared to the same period of the previous year, the Net Interest Income decreased 11.3%.

1Q17 versus 4Q16

Our Net Interest Income in the first quarter of 2017 presented an decrea-se of Ch$1 ,453 million, or 2.6% when compared to the fourth quarter of 2016. This decrease is explained by a lower volume of interest earning assets with a lower loan balance as well as a lower accrual period, with two calendar days less when compared to the previous quarter. This was partially offset by a marginal improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate presented a 33 basis point reduction when comparing the average for both quarters.
As a consequence of these effects, our Net Interest Margin presented an increase of 20 basis point to 3.5% in the quarter.

1Q17 versus 1Q16

When compared to the first quarter of 2016, our Net Interest Income declined Ch$ 7,010 million, or 11.3%. This is explained by a decrease of our interest earning assets as well as a an increase in our cost of funding due to the 135 basis points increase in the average monetary policy rate. On the other hand, a better funding mix partially compensated these previously mentioned effects. As a consequence, our Net Interest Margin remained virtually flat, decreasing 1 basis point when compared to the first quarter of 2016.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented below.

Excluding the effect of the foreign exchange variation, at the end of the first quarter of 2017, the Colombian portfolio was almost flat with an increase of 0.1% and reached Ch$5.2 trillion, when compared to the previous quarter and decreased by 2.4% during the twelve-month period.
Retail loan portfolio reached Ch$1.7 trillion at the end of the first quarter of 2017, an increase of 0.4% compared to the previous quarter. Consumer loans reached Ch$1.2 trillion, down 0.3% compared the previous quarter. Residential mortgage loans reached Ch$554.7 billion at the end of the first quarter, an increase of 2.0% compared to the previous quarter.
On the other hand, wholesale loan portfolio trend reflects the impact of a significantly lower pace of growth driven by the economic slowdown with significant reflections on the credit quality of some customers. Commercial loans decreased 0.1% in the first quarter of 2017, totaling Ch$2.9 trillion and 4.6% compared in the twelve-month period.

   Net Provision for Loan Losses - Breakdown for Colombia

In the first quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled Ch$38,469 million, a 31.0% decrease from the previous quarter due to the decrease in the provision for loan losses.
Provision for loan losses decreased 32.6% compared to the previous quarter mainly due to upgrades of corporate clients and previous alignment and review of risk policies. The recovery of loans written off as losses decreased by Ch$1,975 million (59.4%) from the fourth quarter of 2016.
Provision for Loan Losses and Loan Portfolio
At the end of the first quarter of 2017, our provision for loan losses over loan portfolio was 3.0%, an decrease of 1.2 percentage points compared to the previous quarter and of 0.2 percentage points compared to the first quarter of last year.
As of March 31, 2017, the loan portfolio increased by 0.1% compared to December 31, 2016, reaching Ch$5.2 trillion, whereas the allowance for loan losses decreased 0.6% in the quarter, totaling Ch$272,671 million. The ratio of allowance for loan losses to loan portfolio went from 5.21% as of December 31, 2016 to 5.41% as of March 31, 2017, an increase of 20 basis points in the quarter.

The portfolio of credits 90 days overdue decreased 9.2% on the first quarter compared to previous quarter and increased 26.8% compared to same period of the previous year, driven by an increase in NPLs of mortgage loans 90 days overdue.

The NPL ratio of credits 90 days overdue decreased 19 basis points compared to the previous quarter, and reached 1.85% by the end of March 2017. Compared to the same period of 2016, the ratio increased 42 basis points, mainly due to the increased delinquency rates of companies.

In March 2017, the NPL ratio over 90 days for consumer loans decreased from 1.49% to 1.45%. The NPL ratio for mortgage loans increased by 16 basis points (from 2.00% to 2.16%) from the previous quarter.
The NPL ratio decreased by 29 basis points for commercial loans from 2.23% to 1.94% compared to December 2016 mainly driven by corporate customers upgrades.

As of March 31, 2017, the 90 days coverage ratio reached 285%, an increase of 25 percentage points from the previous quarter. On a twelve-month compa-rison, the total 90 days coverage ratio decreased 45 percentage points.

It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

In the first quarter of 2017, the loan portfolio write-off totaled Ch$36.6 billion, a 4.6% increase compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 2.87%, a 24 basis points increa-se compared to the fourth quarter of 2016, mainly driven by the challenging economic scenario.

In this quarter, income from recovery of loans written-off as losses decreased Ch$1,348 million, or 59.4%, from the previous quarter.
In the first quarter of 2017, the income from recovery of loans written-off as losses decreased by Ch$310 million compared to the same period of the pre-vious year.
In the first quarter of 2017, the NPL Creation, reached Ch$27 billion down 24.8% compared to the previous period.
In the first quarter of 2017, the total NPL Creation coverage reached 132%, down 38 percentage points compared to the previous quarter.

In the first quarter of 2017, commissions and fees amounted to Ch$10,210 million, a decrease of 8.7% from the previous quarter. Compared to the first quarter of 2016, these revenues decreased 24.3%, driven by lower credit and account fees and asset management and brokerage fees as a result of lower commercial activity due to a weaker economic scenario. In addition, the Bank shifted to more recurring commissions.
In the first quarter of 2017, total financial transactions and foreign exchange profits amounted to Ch$18,730 million, an increase of 6.1% from the previous quarter. Compared to the first quarter of 2016, these revenues increased 9.0% reflecting higher market opportunities driven from the Monetary Policy interest rate increase by Banco de la República of Colombia.

  Operating expenses totaled Ch$51,112 million in the first quarter of 2017, a 2.4% decrease when compared to the fourth quarter of 2016. This decrease is explained by a lower administrative expenses, specially consultancy services technology expenses.
When compared to the first quarter of 2016, operating expenses increased 11.0%, explained by higher severance provisioning costs and taxes other than income taxes.
Personnel Expenses
Personnel expenses totaled Ch$22,373 million in the first quarter of 2017, a 12.3% increase when compared to the fourth quarter of 2016. This increase was mainly due a revision of pension benefit liabilities.
When compared to the first quarter of 2016, personnel expenses increased 10.9% due to higher severance provisioning costs.
Number of Employees
The total number of employees was 3,603 at the end of the first quarter of 2017 compared to 3,675 in the fourth quarter of 2016 and 3,669 at the end of the first quarter of 2016, a -1.8% reduction in headcount in twelve months.

Administrative Expenses
Administrative expenses amounted to Ch$ 25,759 million in the first quarter of 2017, a 12.8% decrease when compared to the previous quarter. This decrease was mainly driven by lower third-party services expenses from audit and consultancy services as well as software licenses renewals and other systems related expenses.
When compared to the first quarter of 2016, the 11.6% increase is explai-ned by an increase in taxes other than income taxes.
Depreciation and Amortization

   Depreciation and amortization expenses totaled Ch$2,979 million in the first quarter of 2017, a 3.1% increase when compared to the fourth quarter of 2016 and a 7.1% increase when compared to the first quarter of 2016. This is explained by an increase in depreciation of fixed assets.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Colombia
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the first quarter of 2017, efficiency ratio reached 63.6%, flat when compared to the fourth quarter of 2016. This trend was mainly due to lower administrative expenses of 12.8%, and lower net operating profit of 2.4%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 111.6% in the first quarter of 2017, an improvement of 19.7 percentage points compared to the previous quarter, mainly as a result of lower provisions for loan losses in the period.
When compared to the first quarter of 2016, the risk-adjusted efficiency ratio deteriorated by 15.2 percentage points mainly due to the decrease in operating expenses and the decrease of net operating profit.
When compared to the first quarter of 2016, the efficiency ratio deteriorated by 12.5 percentage points, mostly explained by the increase in operating expenses of 11.0% and an decrease in net operating profit before loan losses during the period of 12.6%.

Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Colombia
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Branches
As of March 31, 2017, we had 176 branches, in both Colombia and Panama, under the brands CorpBanca and Helm.
As part of our integration process, in the second quarter of 2017 we will introduce the "Itaú" brand starting with the rebranding of the Helm's branch network.

Automated Teller Machines (ATMs)
At the end of the first quarter of 2017, the number of ATMs totaled 177. Addi-tionally, our customers had access to over 15,200 ATMs in Colombia through Colombia's financial institutions.

Assets

As of March 31, 2017, total assets amounted to Ch$29.0 trillion, down 0.4% compared to the end of the previous quarter and with an decrease of 3.2% in twelve months.

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Total funding, including interbank deposits, amounted to Ch$23.7 trillion by the end of the first quarter of 2017, a decrease of Ch$415.9 billion compared to the previous quarter. This decrease is consistent with a lower commercial activity.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report changed see-king for a longer tenor maturity and diversification.
In this context, Itaú CorpBanca successfully placed senior bonds in the local market during 2016 for a total of US$914 million approximately (only US$80 million in the fourth quarter of 2016) but placed US$1,278 million year-to-date from which US$1,039 million where issued in the first quarter of 2017 seeking for longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of these bonds are set forth below:

Minimum Capital Requirement

Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements stan-dards in Chile. These requirements are expressed as ratios of avai-lable capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.

Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement of the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of January 31, 2016, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.7%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of first quarter of 2017 our Regulatory Capital Ratio reached 14.1%, a 4 basis point increase when compared to the fourth quarter of 2016.

This increase is mainly explained by the increase of our Basic Capital due to the increase in retained earnings in the period. This was partial-ly compensated by the increase of risk weighted assets as an effect of the appreciation of the Colombian Peso in relation to the Chilean Peso in the quarter.

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Ownership Structure
Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange as ADRs.
After the Merger was completed on April 1, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco. As a result of this transaction, current sharehol-ders structure is as follows:

Dividends
The following table shows dividends per share distributed during the past five years.

Itaú CorpBanca paid its annual dividend of Ch$0.001205475/share in Chile on March 27, 2017. The dividend payout ratio was 30% of 2016 Net Income, equivalent to a dividend yield of 0.02%.
For purposes of capital requirements, annual dividends are provisioned at 50%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defi-ned as " Optimum Regulatory Capital " in the Shareholders Agreement whose terms are part of " Transaction Agreement "executed on January 29, 2014.

Credit Risk Ratings
International Credit Risk Rating
On a global scale, Itaú CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Global Ratings.
On April 28, 2016, Moody´s Investors Service (Moody's) upgraded to 'A3' from 'Baa3' following the Merger on April 1, 2016.

On January 27, 2017, Standard & Poor´s Global Ratings (S&P) revised our Outlook from 'Stable' to 'Negative' as a result of the revision of the BICRA economic risk trend and the sovereign outlook change. In addition Itaú CorpBanca 'BBB+A-2' ratings were affirmed.

Local Credit Risk Rating

On a national scale, Itaú CorpBanca is rated by Feller Rate and Humphreys.
On March 31, 2017, Feller Rate affirmed local ratings in 'AA', reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

On April 28, 2017, Humphreys affirmed local ratings in 'AA' based on the ability of the bank to develop a business model and an organizational structure based on sound formal procedures for controlling risks inherent in its activity, inclu-ding credit, market and operational areas. Outlook was confirmed as 'Stable'.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as 'anticipate', 'believe', 'expect', 'plan', 'intend', 'forecast', 'target', 'project', 'may', 'will', 'should', 'could', 'estimate', 'predict' or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca's management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca's manage-ment. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca's financial results is included from time to time in the "Risk Factors" section of Itaú CorpBanca's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.
CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
claudia.labbe@itau.cl
Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com

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